Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo signs strategic cooperation framework agreement with Baotou City for its future projects

Shanghai, China—December 20, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiary Xinjiang Daqo had entered into a strategic cooperation framework agreement with Baotou city, in China's Inner Mongolia autonomous region, for its future projects related to polysilicon, silicon metal and silicone.

According to the strategic cooperation framework agreement between Xinjiang Daqo and Baotou city, Xinjiang Daqo plans to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 Metric Tons (MT), polysilicon projects for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou city. These projects will be conducted in two phases. The first phase will start construction in the first quarter of 2022 and is expected to be completed in the second quarter of 2023, and it consists of a 100,000 MT polysilicon project for the solar industry and a 1,000 MT polysilicon project for the semiconductor industry with an estimated total investment of RMB8.55 billion. The plan and time table for the second phase will be determined later according to market conditions. According to the agreement, Xinjiang Daqo will enjoy favorable electricity rate and other relevant preferential treatment. Moreover, Xinjiang Daqo will be granted the highest priority for the use of green energy within Baotou City, including the direct supply of green energy to the new projects.

In addition, at the executional level, Xinjiang Daqo has entered into a project investment agreement with the government of the Jiuyuan District of Baotou City in which the polysilicon projects will be located, and a letter of investment intent with the government of Guyang County of Baotou City in which the metal silicon and silicone projects will be located.

The above-mentioned agreements and letter will become effective upon approval by the relevant government authorities of Baotou City and Xinjiang Daqo’s board of directors and shareholders’ meeting.

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very excited to have the opportunity to strategically cooperate with Baotou City for our polysilicon expansion projects for the solar and semiconductor industries for the next year and to potentially expand our business to silicon metal and silicone in the future. Baotou is a city with very rich energy resources and strong industrial foundation, which will significantly benefit our future development. In addition, Baotou is also a city with an ambitious plan to play an important role in the energy transformation from traditional fossil fuel to renewable energy, which is consistent with our mission to serve the fast-growing solar PV industry. Our polysilicon plants in Baotou City are expected to partially use renewable energy to produce polysilicon and gradually realize ‘renewable for solar’ in the near future.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, including its ability to obtain approvals and enjoy preferential treatment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.